December 6, 2019
Via Email

Andrew J. Pitts, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

       Re:        Gannett Media Corp.
                  Schedule TO-I
                  Filed November 29, 2019
                  File No. 005-88918

Dear Mr. Pitts:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Fundamental Change Company Notice and Offer to Repurchase for Cash attached as Exhibit (a)(1) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)
Make-Whole Conversion Right, page 8

1. In your response letter, please identify the exemption from the prohibition on purchases outside of a tender offer in Exchange Act Rule 14e-5 that permits the Issuer to effectively repurchase the Notes that are the subject of this Offer for cash, pursuant to the Make-Whole
   Conversion Right, while this offer is pending. Refer to Exchange Act Rules 14e-5 and 13e-
   4(f)(6).
 Agreement to be Bound by the Terms of the Fundamental Change Repurchase Right, page 12

2. We note your assertion on page 13 that the Issuer's determinations as to the validity, form, eligibility, and acceptance of any surrender of Notes for repurchase are "final and binding on all parties." Please revise to clarify that Holders of the Notes may challenge the Issuer's determinations in a court of competent jurisdiction.

Payment for Surrendered Notes; Source and Amount of Funds, page 13

3. Please delineate the portion of the funds you will use to repurchase the Notes that derives from the Credit Facility as opposed to cash on hand, and briefly describe any plans or arrangements to repay the Credit Facility. Refer to Item 1007(d)(2) of Regulation M-A.

4. With respect to the payment procedures set forth in this section, we note that DTC will
   "distribute the money to its participants in accordance with its procedures." In your response letter, please explain how this process is consistent with the Issuer's obligation to make prompt payment.

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions